Exhibit 3

This Form ATS-N amendment is an amendment to Part II, Items 7.a., 7.b. and 7.c., and Part III, Item 14.a. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part II, Item 7.a.

A. General

Confidential trading information of participants of the Negotiation ATS may consist of:

* The identity of participants
* Orders transmitted to the Negotiation ATS by or on behalf of a participant
* Trades executed in the Negotiation ATS by a participant.

In the response to Item 7.d. of this Part III, we describe the access to these categories of information by Liquidnet employees and on-site consultants.

In this response we address the following topics:

* External disclosure of identity of participants
* External disclosure of order and trading information
* Controls and procedures relating to access to and use and disclosure of trading information.

B. Identity of participants

LNI maintains the anonymity of all Members and customers.

C. Order and trading information

Intra-day execution alerts through Liquidnet 5

Members and buy-side customers elect whether LNI can report their trades through Liquidnet 5 intra-day. A report for a trade consists of the symbol, price, quantity and date for the trade. Since only Members have access to Liquidnet 5, only Members can view these reports. Any Member can view these reports but only if the Member has transmitted an indication to LNI in the applicable symbol during that day and the Member has opted-in to this service (i.e., LNI reporting the participants trades through Liquidnet 5 intra-day) through Liquidnet Transparency Controls. Other participants (Liquidnet Capital Markets customers) cannot opt-out from having their trades included in these alerts.

Historical execution alerts through Liquidnet 5

Members and buy-side customers elect whether LNI can report their trades through Liquidnet 5 during the period between T+1 and T+5. A report for a trade consists of the symbol, price, quantity and date for the trade. Since only Members have access to Liquidnet 5, only Members can view these reports. Any Member can view these reports but only if the Member has opted-in to this service (i.e., LNI reporting the participants trades through Liquidnet 5 during the period between T+1 and T+5) through Liquidnet Transparency Controls. Other participants (Liquidnet Capital Markets customers) cannot opt-out from having their trades included in these alerts.

End-of-day Bloomberg advertising

LNI aggregates its daily aggregated volume in individual stocks through Bloomberg for posting after the close of trading. A Member or buy-side customer can choose, via Liquidnet Transparency Controls, whether or not to have its firms executions included within this daily aggregated advertising through Bloomberg. Executions involving a Liquidnet Capital Markets customer are excluded from this daily aggregated advertising.

Execution reporting by LNI personnel

LNI sales and trading personnel can disclose historical symbol-specific execution data to attract additional block liquidity from existing participants and to attract prospective participants. However, LNI does not disclose symbol-specific execution data between trade date and T+20 unless each Member or buy-side customer that is party to the trade has opted in to such usage through Liquidnet Transparency Controls. Execution data on or prior to T+20 can only be disclosed to Members and buy-side customers.

Liquidnet community trade advertising

Community trade advertising refers to any trade advertising that is limited to Members and customers. Examples of community trade advertising are advertising through Liquidnet 5, Liquidnet sales coverage, third-party EMSs and OMSs of Members and customers and Member and customer chat rooms. By default, Members and customers are opted-in to intra-day (including real-time) Liquidnet community advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day Liquidnet community advertising of their trades and instead opt-in to one of the following: end-of-day community advertising; or community advertising on T+21 (21 trading days after trade date).

Since only Members have access to Liquidnet 5, only Members can view trade advertising through Liquidnet 5, but Members and customers can view other types of community trade advertising. LNI may restrict a Member or customer from viewing community trade advertising based on the Members or customers Transparency Controls elections.

External trade advertising

External trade advertising refers to any trade advertising that is not limited to existing and prospective Liquidnet Members and customers. External trade advertising includes Bloomberg advertising. By default, Members and customers are opted-in to intra-day (including real-time) external advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day external advertising and instead opt-in to end-of-day external advertising or opt-out of external advertising. After T+20, LNI can disclose executed trades to prospective Members and customers, regardless of whether the parties to the trade have opted-in to external advertising.

Liquidnet Capital Markets customers

LNI defaults Liquidnet Capital Markets (LCM) customers to intra-day community and external advertising. LCM customers cannot opt-out from intra-day community advertising. LCM customers can opt-out from intra-day external advertising and instead opt-in to end-of-day external advertising or opt-out of external advertising. LCM customers do not have access to Liquidnet Transparency Controls. LCM customers can request either of these alternatives by contacting their trading coverage.

Additional detail on trade advertising

Trade advertising is restricted if the Transparency Controls setting of either or both parties to the trade would restrict that advertising. For both Liquidnet community and external advertising, an advertising time threshold permits advertising any time at or after that threshold. For example, electing end-of-day advertising permits advertising end-of-day and T+1 and after. Advertising for a trade consists of the symbol, price, quantity and date for the trade.

A participants time delay for Liquidnet community advertising cannot be longer than its time delay for external advertising. For example, if a participant is opted-in to end-of-day external advertising, a participant can only elect intra-day or end-of-day Liquidnet community advertising.

Changes to Transparency Controls

The information in this Form ATS-N filing reflects changes to Liquidnet Transparency Controls that LNI expects to implement within 30 days after the effective date of this Form ATS-N filing. LNI will provide advance notice to all participants of the effective date for these changes.

The following is a description of how the changes to Liquidnet Transparency Controls relating to data usage impact Members and customers that made elections through Liquidnet Transparency Controls prior to the date of the planned changes:

* For Liquidnet community advertising, existing Members and customers will be defaulted to the shorter time delay of their existing Transparency Controls settings for Liquidnet Desktop and Account Servicing Personnel Advertising, except that a participants time delay for Liquidnet community advertising cannot be longer than its time delay for external advertising.

*Existing Member and customers will be defaulted to intra-day external advertising if they are currently opted-in to end-of-day Bloomberg advertising and will be defaulted to off for external advertising if they are currently opted-out from end-of-day Bloomberg advertising.

Disclosure to 3rd-party vendors

LNI discloses execution data to certain 3rd-party vendors that provide services to the H2O ATS and are subject to contractual non-disclosure obligations. Examples of these vendors are LNIs clearing firm and a vendor that has developed software to display participant-specific risk management data in a graphical manner to Liquidnet support personnel.

Disclosure of aggregated data

LNI discloses certain aggregated trading data to participants and other third-parties. Aggregated data is not symbol-specific. Aggregated data is broken out by one or more of the following categories: sector; index; and market cap category (micro, small, mid and large).

Reports to participants relating to their own trading activity

LNI provides certain reports to participants relating to their own trading activity. For example, upon request, LNI provides to a participant on T+1 a report that includes all orders created by the participant the prior trading day and, for each order, whether at least one Member received a targeted invitation and whether there was a resulting execution. The purpose of this report is to assist participants in assessing the impact of Liquidnet functionality on execution quality.

D. Controls and procedures relating to trading information

Liquidnet has implemented various safeguards and procedures to protect the confidential trading information of participants in the Negotiation ATS. This response provides a summary of these procedures.

Access to internal applications

Liquidnet has implemented procedures for employees requesting access to applications that contain confidential participant information. An employee requesting access to an application that contains confidential participant information must request approval from his or her manager. If the manager approves the request, the manager must notify the gatekeeper for the application, as designated by Liquidnet. The gatekeeper manages access entitlements for the relevant application. The gatekeeper must notify Liquidnets Security and Risk Management (SRM) group. The manager must provide an explanation for any requested access. A manager cannot approve an access request unless the manager determines that: (i) the employee requires the requested access for the performance of his or her responsibilities on behalf of Liquidnet; (ii) providing the requested access will not adversely impact one or more Liquidnet participants; and (iii) Liquidnet has provided disclosure to its participants that would cover the requested access. SRM must sign-off on any new access entitlements. Compliance conducts oversight of this process. An employees access to an application continues until terminated by Liquidnet. SRM manages a process that involves the periodic review by each manager of the current access entitlements of the employees in the managers group to verify that existing authorizations are still appropriate.

Annual SSAE18 SOC2 and ISO 27001 assessments

Each year, Liquidnet engages an outside auditor to assess the suitability and implementation of Liquidnets information security controls. This assessment includes a review of Liquidnets processes and procedures for protecting the confidentiality of participant trading information. The report of this assessment (called an SSAE18 SOC2 assessment) is posted on the Liquidnet Member website and available to our participants at any time. Liquidnet also provides a copy of the assessment to participants upon request.

SSAE is the Statement on Standards for Attestation Engagements, which is overseen by The American Institute of Certified Public Accountants (AICPA) and more specifically the Auditing Standards Board (ASB). The SOC 2 report evaluates the business information systems that relate to security, availability, processing integrity, confidentiality and privacy.

Liquidnet also obtains an annual ISO 27001 certification. ISO 27001 is a framework of policies and procedures that includes all legal, physical and technical controls involved in an organizations information risk management processes. According to the ISO 27001 documentation, ISO 27001 was developed to provide a model for establishing, implementing, operating, monitoring, reviewing, maintaining and improving an information security management system. Organizations can become ISO 27001 certified by undergoing a third-party assessment by an accredited auditor. Liquidnet engages an outside auditor to confirm that it has implemented information security compliant with ISO 27001. Liquidnets ISO 27001 certification is posted on the Liquidnet participant website and available to our participants at any time. Liquidnet also provides a copy of the certification to participants upon request.

Employee trading policies and review

Liquidnet requires all employees to report their brokerage accounts to the Compliance Department. Liquidnet prohibits employees from trading individual equities, subject to certain exceptions (for example, trading in an account managed by a third-party; or sale of stock acquired prior to employment by Liquidnet). Liquidnet prohibits participation in initial public offerings as well as trading of equity options and other equity derivatives. Liquidnet permits trading in ETFs but requires a minimum holding period. Liquidnets Compliance Department uses a third-party software product to assist in monitoring for employee compliance with Liquidnets policies related to employee trading. Liquidnet requires employees to provide confirmations and statements for their equity and ETF trading accounts. For confirmations and statements received electronically through the third-party software product, the third-party software product validates compliance with Liquidnets trading policies; for confirmations and statements received by mail, Liquidnets Compliance Department personnel monitor for compliance with Liquidnets trading policies. Employees who violate Liquidnets employee trading policies are subject to sanction, including potential termination of employment.

E-mail, IM and correspondence review

Liquidnet has policies for review of email, IM and other correspondence sent by registered Liquidnet employees. These reviews, which are conducted by Liquidnets business managers (with oversight by Compliance), include a review for any communications that could evidence misuse of customer information in violation of Liquidnet firm policy. Liquidnet maintains a record of all email, IM and other correspondence sent and received; these records are available for review by Liquidnet personnel as required in response to a regulatory inquiry or in connection with an internal review.

Supervisory process

Liquidnet supervisory personnel are required to certify on a monthly basis that any use of customer data within the supervisors business unit is in compliance with Liquidnet firm policy. Liquidnet personnel are only permitted to use customer data for the purpose of performing their respective business functions as described in the response to Item 7.d. of this Part II.

Trading Rules and Order Handling Q&A

The Liquidnet Trading Rules describe the various job functions within Liquidnet and the permitted access to and use of trading data by the employees performing each job function. Liquidnet employees are made aware of and required to comply with any limitations on access set forth in the Trading Rules. Such limitations are described in the response to Item 7.d. of this Part II. Supervisory personnel are required to monitor for compliance with these access limitations. These restrictions also are set forth in the Order Handling Q&A document, which Liquidnet updates on a quarterly basis and makes available to all participants.

Security and risk management department

Liquidnets Security and Risk Management (SRM) Department has responsibility for security and risk management functions at Liquidnet, which includes maintaining the security of customer trading information.

Pre-employment screening

Liquidnet conducts a pre-employment screening of employees for inconsistencies in application and resume information. After an offer is accepted, a criminal background screening may be conducted, subject to compliance with regulatory restrictions. All registered representatives must consent to a Pre-Registration Review.

Training and security awareness

SRM conducts onboarding and ongoing training for employees in Liquidnets information security policies and best practices.

System access controls

Liquidnet has instituted technological controls on access to trading information, including user name and password controls, secure remote access with two-factor authentication, access control lists on systems and networks, and network segmentation. These controls are evaluated on an annual basis by an external party, and included in an SSAE18 report and ISO 27001 certification, which are available to our participants and regulators.

Keycard controls and video surveillance

Liquidnets offices are equipped with keycard access controls and video surveillance. Liquidnets data centers are protected with a combination of keycard, biometric and video surveillance systems.

Monitoring of data transmission

All e-mail, web traffic and information copied to removable storage is monitored by a data leakage protection system, which provides alerts to the SRM Department should confidential information be detected in these communication channels.

Firewall and IDS protection

Liquidnets external network perimeters are protected by firewalls and intrusion detection systems. Liquidnet engages a third party consultant to perform annual external network security assessments.

Liquidnet Transparency Controls

Liquidnet makes available to Members and buy-side customers a web-based system known as Liquidnet Transparency Controls. Liquidnet Transparency Controls allows Members and buy-side customers to view details about the liquidity sources with which they interact and the products and services they participate in that utilize their trading information. Members and buy-side customers use the tool to make elections relating to certain liquidity sources and products and services that access the participants trading information. See the response to Item 14 of Part III for additional detail regarding Liquidnet Transparency Controls.

Part II, Item 7.b.

Liquidnet Transparency Controls (referenced in the response to Item 7.a. of this Part II) involves two categories of settings: one category of setting relates to liquidity sources; the other category of setting relates to data usage. This response focuses on the settings in Liquidnet Transparency Controls that relate to data usage.

There are ~~five~~four settings in Liquidnet Transparency Controls that relate to data usage, as follows:

~~* **Bloomberg advertising.** A participant elects whether LNI can include the participants executions in the aggregated symbol-level volume that LNI reports to Bloomberg end-of-day.~~
~~* **Intra-day execution alerts via Liquidnet 5.** A participant elects whether LNI can report the participants trades through Liquidnet 5 intra-day. A report for a trade consists of the symbol, price, quantity and date for the trade. Since only Members have access to Liquidnet 5, only Members can view these reports. Any Member can view these reports but only if the Member has transmitted an indication to LNI in the applicable symbol and the Member has opted-in to this service (i.e., LNI reporting the participants trades through Liquidnet 5 intra-day) through Liquidnet Transparency Controls.~~
~~* **T+1 through T+5 execution reporting via Liquidnet 5.** A participant elects whether LNI can report the participants trades through Liquidnet 5 during the period between T+1 and T+5. A report for a trade consists of the symbol, price, quantity and date for the trade. Since only Members have access to Liquidnet 5, only Members can view these reports. Any Member can view these reports but only if the Member has opted-in to this service (i.e., LNI reporting the participants trades through Liquidnet 5 during the period between T+1 and T+5) through Liquidnet Transparency Controls.~~
~~* **Execution notification via LNI account servicing personnel.** A participant elects whether LNI personnel can notify other LNI participants of trades executed by the participant through LNI.~~

* Liquidnet community advertising. Liquidnet community advertising refers to any trade advertising that is limited to Liquidnet Members and customers. Examples of community trade advertising are advertising through Liquidnet 5, Liquidnet sales coverage, third-party EMSs and OMSs of Members and customers and Member and customer chat rooms. By default, Members and customers are opted-in to intra-day (including real-time) Liquidnet community advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day Liquidnet community advertising of their trades and instead opt-in to one of the following: end-of-day community advertising; or community advertising on T+21 (21 trading days after trade date).
* External trade advertising. External trade advertising refers to any trade advertising that is not limited to Liquidnet Members and customers. External trade advertising includes Bloomberg advertising. By default, Members and customers are opted-in to intra-day (including real-time) external advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day external advertising and instead opt-in to end-of-day external advertising or opt-out of external advertising. After T+20, LNI can disclose executed trades to prospective Members and customers, regardless of whether the parties to the trade have opted-in to external advertising.
* Execution Consultant access to execution data. By default, Execution Consultants can view all executions by the participants that they cover, regardless of the order type. A Member or customer can elect through Liquidnet Transparency Controls to restrict Execution Consultants to only view the Members or customers algo executions (including surge capture and residuals).

Targeted invitations. A Qualifying Member elects whether to receive targeted invitations through Liquidnet 5. Participation in this functionality is subject to opting-in through Liquidnet Transparency Controls because the sender of a manual targeted invitation is notified whether there is at least one recipient for the targeted invitation.

The only participants that can make these elections through Liquidnet Transparency Controls are Members and buy-side customers. Liquidnet Capital Markets customers cannot make elections through Liquidnet Transparency Controls and cannot opt-out from Bloomberg advertising, intra-day and historical (T+1 through T+5) execution reporting via Liquidnet 5, and execution reporting via LNI account servicing personnel.LNI defaults Liquidnet Capital Markets (LCM) customers to intra-day community and external advertising. LCM customers cannot opt-out from intra-day community advertising. LCM customers can opt-out from intra-day external advertising and instead opt-in to end-of-day external advertising or opt-out of external advertising. LCM customers do not have access to Liquidnet Transparency Controls. LCM customers can request either of these alternatives by contacting their trading coverage.

Participants cannot opt-out from execution reporting via LNI account servicing personnelLiquidnet community advertising after T+20. In other words, after T+20, LNI can disclose any executions to any partyexisting or prospective Member or customer.

Regardless of any opt-in, LNI does not identify the participant in any of the communications described above.

Part II, Item 7.c.

~~If a participant has previously opted-in to one of the categories of data usage described in the response to Item 7.b. above, the participant can opt-out of the data usage by updating the participants election through the Liquidnet Transparency Controls website.~~A participant can update any existing default or election in Liquidnet Transparency Controls by updating the Liquidnet Transparency Controls website or by instructing its sales or trading coverage to implement the requested change.

Part III, Item 14.a.

Liquidnet Transparency Controls

Members and buy-side customers can elect through Liquidnet Transparency Controls whether or not to interact with certain sources of liquidity. These elections apply to all parent orders that can otherwise interact with Liquidnet Capital Markets customers. Liquidnet Capital Markets customers cannot make elections through Liquidnet Transparency Controls.

~~Specifically, Members and buy-side customers can choose whether or not to interact with any or all of the following categories of Liquidnet Capital Markets (LCM) customers:~~

~~* Public companies~~
~~* Private equity~~
~~* Venture capital~~
~~* Individual and corporate control persons of public-issuer stock (directors, officers, employees and corporations with controlling interests).~~Specifically, Members and customers can choose whether or not to interact with any or all of the following:

* Orders from LPs (IOC or resting)
* Orders from Liquidnet Capital Markets (LCM) customers.

Liquidnet Capital Markets (LCM) customers consist of the following:

* Public companies
* Private equity
* Venture capital
* Individual and corporate control persons of public-issuer stock (directors, officers, employees and corporations with controlling interests).

LCM customers are a sub-category of customers.

By default, Members interact with liquidity from LCM customers. Members and customers can elect through Liquidnet Transparency Controls to opt-out from interacting with this liquidity.

Changes to Transparency Controls

The information in this Form ATS-N filing reflects changes to Liquidnet Transparency Controls that LNI expects to implement within 30 days after the effective date of this Form ATS-N filing. LNI will provide advance notice to all participants of the effective date for these changes.

The following is a description of how the changes to Liquidnet Transparency Controls relating to sources of liquidity impact Members and customers that made elections through Liquidnet Transparency Controls prior to the date of the planned changes:

* Existing Members and customers will be defaulted to interacting with liquidity from LCM customers if they are currently opted-in to interacting with all categories of LCM customers.

Sources of liquidity for which an election is not available

All Members and customers interact with the following sources of liquidity and cannot choose whether or not to interact with these sources of liquidity:

* Indications and orders from other Members
* Orders from buy-side trading desk customers
* Orders from trading desk customers that are transition managers
* Orders from automated routing customers.

Process for Members and customers to confirm and update their elections

Liquidnet maintains for each Member and customer a record of each source of liquidity with which the Member or customer interacts. Through the Liquidnet Transparency Controls web-based system, Members and eligible customers can view and update the sources of liquidity with which they interact. Any changes input through Liquidnet Transparency Controls are implemented within twenty-four hours. A Member or customer also can update its Liquidnet Transparency Controls elections by contacting its sales or trading coverage.

Symbol blocks

At the request of a Member, LNI can block the Member from matching on a specific symbol with a specific contra based on a negative trading experience with the contra in that symbol.

It is LNIs policy to comply with the Members request. LNI automatically removes any symbol block at the end of the fifth trading day after the date on which the symbol block was first instituted.

Matches and executions against the same or an affiliated participant

The Negotiation ATS does not permit two indications or orders with the same participant identifier to match or execute against each other. A participant can instruct the Negotiation ATS to block crossing between affiliated participant identifiers, as notified by the participant.